Caledonia Mining signs a Letter of Intent with a Cobalt Refinery to supply 3% of total annual world production

Toronto, Ontario – 13th June 2005:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce it has signed a Letter of Intent with a large cobalt refinery (the “Refinery”) as the first step towards an agreement for the long-term supply of cobalt concentrate from its Nama project in Zambia.

The Refinery is seeking an additional, reliable cobalt feedstock source as soon as possible in order to increase production by 1,500 tonnes per annum (equivalent to about 3% of total world production) of cobalt metal in various forms.

The Refinery is currently conducting preliminary testwork on ore and concentrate samples from Nama, which is expected to be completed by mid July 2005, along with a report and budget for the development of a commercial process.

Provided the commercial process is satisfactory, the details of the long-term offtake agreement will be finalized and a pilot plant will be built as soon as practical at Nama with technical assistance provided by the Refinery.

Commenting on the announcement, Stefan Hayden, President and CEO of Caledonia said,
“I am delighted with the progress we are making at Nama.  We believe Nama will be an important and reliable supplier to the worldwide cobalt market and, to this end, we are in negotiations with other cobalt refiners and large end-users to secure further non-exclusive, long-term offtake agreements.”

Caledonia will now proceed to have the independent Resource Estimate prepared by Watts Griffis McOuat upgraded to a 43-101 Resource statement.

Note to Editors:

Caledonia holds exclusive rights to five contiguous exploration licences in northern Zambia which make up the 1,150 sq. kilometres Nama Cobalt Project in Zambia.  The Project has been extensively explored since 1996, and in 2004 a mini-bulk sample confirmed an economic cobalt concentrate could be produced.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.